July 21, 2009

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 798-6060</u>

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> RE: **Newcastle Investment Corp.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-31458**

Dear Mr. Sigman:

We have reviewed your response letter dated June 30, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to our comments. You state that you will remove the referenced measures from your Business section and your segment footnote in future filings. Since it does not appear that there was a basis for including these

measures in your filings under SFAS 131, please also amend your 2008 and 2009 Forms 10-Q and your 2008 Form 10-K to remove these measures.

2. We note your response to comment 2 and the proposed revised income statement presentation for future filings. Please present your income statement in this format in each of your amended Forms 10-K and 10-Q.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant